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                Open Joint Stock Company "Vimpel-Communications"

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           NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS


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                                October 24, 2003
                            10:00 a.m. (Moscow time)
                         10, Ulitsa 8 Marta, Building 14
                                 Moscow, Russia


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September 8, 2003


Dear Shareholder:

On behalf of the Board of Directors, we are pleased to recommend the merger of "VimpelCom-Region" ("VimpelCom-R") and "Vimpel-Communications" ("VimpelCom"). We are submitting for your approval the issuance of new VimpelCom common shares in exchange for the 44.7% stake in our subsidiary VimpelCom-R that is currently owned by Eco Telecom Limited, a company within the Alfa Group of companies in Russia ("Alfa Group"), and by Telenor East Invest AS ("Telenor") in connection with the proposed statutory merger of VimpelCom-R into VimpelCom. VimpelCom currently owns 55.3% of VimpelCom-R.

VimpelCom-R was established in August 1999 to develop our regional GSM license portfolio. On July 27, 2001 and further on May 15, 2002, VimpelCom's minority shareholders approved a series of agreements between Alfa Group, Telenor, VimpelCom and VimpelCom-R, providing for over US$337 million of direct equity investment into VimpelCom-R, with Alfa Group investing more than US$117 million and Telenor more than US$58 million. These investments enabled us to significantly accelerate the development of the regions while limiting the downside risk to VimpelCom's shareholders. Today, the risk profile in the regions is much improved. Since the beginning of 2002, VimpelCom-R's subscriber base has grown from approximately 117,100 to approximately 3.7 million subscribers as of August 28, 2003 and our overall market share in Russia has increased from 25% to 30% as of June 30, 2003. In addition, VimpelCom-R's net operating revenues have grown from US$20.8 million for the first half of 2002 to US$156.9 million for the first half of 2003 and VimpelCom-R is now making a positive contribution to our net income. Upon consummation of the merger, VimpelCom will benefit from 100% of the contribution from VimpelCom-R, which is growing faster than our Moscow operations and will be a key factor in future revenue and earnings growth for our consolidated company.

Why accelerate the merger? The VimpelCom-R agreements envisaged that a merger would be triggered by December 2007 if certain operating parameters and other conditions were met. In view of the very strong growth in VimpelCom-R over the past two years, as well as the Board's continued confidence in the medium-term outlook for the regions, we believe that there are significant benefits to merging the two companies today, including the opportunity to:

    o Complete the merger now on terms that we believe are advantageous to minority shareholders, particularly when compared to a potential merger at a later date;

    o    Capture 100% of the growth in the regions instead of only 55%;

    o Unlock synergies and achieve greater efficiencies as one single corporate structure; and

    o    Establish a unified platform for further consolidation.

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Terms of the  merger.  Under the terms of the  proposed  merger,  the details of which are set out in the attached notice of our Extraordinary General Meeting of Shareholders, VimpelCom will issue 10,948,821 new common shares (the equivalent
of   14,598,428   ADSs)  to  Alfa  Group  and  Telenor  in  exchange  for  their shareholdings in VimpelCom-R in connection with the statutory merger of VimpelCom-R into VimpelCom, with VimpelCom being the surviving entity. Based upon a valuation ratio of 0.91:1 between VimpelCom-R and the rest of VimpelCom (predominantly VimpelCom's Moscow business), VimpelCom will issue 3,648,141 new common shares to Telenor (the equivalent of 4,864,188 new ADSs) and 7,300,680 new common shares to Alfa Group (the equivalent of 9,734,240 new ADSs) in exchange for their shareholdings in VimpelCom-R. On a fully diluted basis, this represents a 21.4% economic dilution for VimpelCom shareholders. Following the merger, Telenor will own approximately 26.6% and 29.9%, respectively, and Alfa Group will own approximately 32.9% and 24.5%, respectively, of the Company's total voting stock and total common stock.

Approvals required. The merger, issuance of new VimpelCom shares and certain other aspects of these transactions will be subject to shareholder approval. As interested parties, Alfa Group and/or Telenor will not be able to vote on certain resolutions. Resolutions on interested party transactions require the approval of more than 50% of the votes of all disinterested shareholders. Accordingly, an abstention by a shareholder (whether present at the meeting or not) is equivalent to voting against such issues. In addition, the transactions will be subject to various Russian regulatory approvals (including the Ministry for Anti-Monopoly Policy of the Russian Federation and the Russian Federal Commission on the Securities Markets) and to the transfer of VimpelCom-R's licenses and frequencies to VimpelCom. The Board, which has been advised by UBS Limited, believes that these transactions are in the shareholders' best interests and unanimously recommends these transactions to you. We urge you to vote in favour of all issues on the agenda at the Extraordinary General Meeting of Shareholders on October 24, 2003.

Even if you plan to attend the meeting in person, we urge you to sign, date and mail the accompanying ballot as promptly as possible to make sure that your interests are represented. All ADS holders must submit their ballots to The Bank of New York no later than 10:00 a.m. (New York time) on October 17, 2003. All holders of common stock who do not attend the Extraordinary General Meeting of Shareholders must submit their ballots to us no later than October 21, 2003.



/S/ Jo Lunder
-------------------------
Jo Lunder
Chief Executive Officer and General Director



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               Open Joint Stock Company "Vimpel-Communications",
             10 Ulitsa 8 Marta, Building 14, Moscow 127083, Russia

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                                                            To the shareholders
                                                     of Open Joint Stock Company
                                                         "Vimpel-Communications"

                            NOTICE ON THE CONVOCATION
               OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"

                                                               September 8, 2003

Dear Shareholder:

     Pursuant to Protocol No. 10 of the Board of Directors (the "Board") of Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") dated August 28, 2003, an Extraordinary General Meeting of Shareholders of VimpelCom (the "EGM" or "Meeting") shall be held on October 24, 2003, at 10:00 a.m. (Moscow time) at the following address: 10, Ulitsa 8 Marta, Building 14, Moscow, Russia. The EGM shall be held in the form of a meeting (with voting ballots). The registration start time is 9:00 a.m. at the same address. Shareholders may report breaches of the registration procedure to the CEO and General Director of the Company. Shareholders of record as of the close of the Company's registrar's business (Moscow time) on September 8, 2003 (the "Shareholders") shall be eligible to participate in and vote at the EGM.

     The matters to be acted upon include the authorization of a series of matters relating to the statutory merger (the "Merger") of Open Joint Stock Company "VimpelCom-Region" ("VimpelCom-R"), our subsidiary which holds regional GSM licenses, into VimpelCom. For a detailed description of the Merger, see Attachment 1. The Agenda of the Meeting is as follows:

1. Approval of reorganization of VimpelCom through statutory merger of VimpelCom-R into VimpelCom and of the Merger Agreement.

2. Approval of statutory merger (including related Merger Agreement between VimpelCom and VimpelCom-R) as an interested party transaction.

3. Approval of increase of the charter capital of VimpelCom through the placement of additional common registered shares by way of conversion of common registered shares and convertible type A registered preferred shares of VimpelCom-R into common registered shares of VimpelCom.

4. Approval of conversion of 3,320 registered shares of VimpelCom-R owned by Eco Telecom Limited into 7,300,680 common registered shares of VimpelCom as an interested party transaction.

5. Approval of conversion of 1,659 registered shares of VimpelCom-R owned by Telenor East Invest AS into 3,648,141 common registered shares of VimpelCom as an interested party transaction.

     In preparation for the EGM, the following materials are being sent to our shareholders along with this Notice (which includes information regarding the issues on the Agenda): (i) a description of the basis and procedure of Merger of VimpelCom-R into VimpelCom (Attachment 1); (ii) the form of the merger agreement between VimpelCom and VimpelCom-R (Attachment 2) (the "Merger Agreement"); and
(iii) terms regarding your right to request redemption (Attachment 3).

     In addition, the following materials shall be made available to the Shareholders at the offices of the CEO and General Director of the Company located at 10, Ulitsa 8 Marta, Building 14, Moscow, Russia (tel. 7 095 910-5919), Monday through Friday, from 9:30 a.m. until 6:00 p.m. (Moscow time) from the date of this Notice through October 24, 2003 or at the EGM:
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     1)  report of  independent  appraiser on the market values of the Company's common registered shares and convertible type A registered preferred shares which can be redeemed from Shareholders who vote against Item 1 of the Agenda or abstain from voting on such issue or do not participate in the Meeting;
     2)  transfer  act  relating  to  property,   rights  and   obligations   of
         VimpelCom-R as of July 31, 2003 to be transferred to VimpelCom as a result of the Merger, which will be attached to the Merger Agreement;
     3) the Company's and VimpelCom-R's annual reports for 2000, 2001 and 2002 prepared in accordance with Russian law;
     4)  the Company's and VimpelCom-R's balance sheets as of December 31, 2000,
         2001  and  2002   prepared  in  accordance   with  Russian   accounting
         principles;
     5) the Company's and VimpelCom-R's balance sheets as of June 30, 2003 prepared in accordance with Russian accounting principles;
     6) the Company's and VimpelCom-R's balance sheets as of July 31, 2003 prepared in accordance with Russian accounting principles;
     7) calculations of the Company's net assets prepared in accordance with Russian accounting principles as of July 31, 2003; and
     8)  an extract from Board  Protocol No. 10 dated August 28, 2003  approving
         (i) the market values of common registered shares and convertible type A registered preferred shares of the Company based on the market values determined by an independent appraiser for determining the prices for redemption of such shares; and (ii) the market value of VimpelCom-R assets to be acquired by the Company under the Merger Agreement.


     Set forth below is a description of each issue on which shareholder approval is sought. The Board unanimously recommends that the Shareholders vote in favor of each item on the Agenda.

                               * * * * * * * * * *

Item 1. Approval of reorganization of VimpelCom through statutory Merger of VimpelCom-R into VimpelCom and of the Merger Agreement.

Text of the Proposed Decision: "Contingent upon approval of all items on the agenda, to approve the reorganization of VimpelCom through the statutory merger of VimpelCom-R into VimpelCom and to approve the Merger Agreement between VimpelCom and VimpelCom-R."

Explanatory Information:

Description of the merger. It is proposed to merge VimpelCom-R into VimpelCom, with VimpelCom being the surviving entity and the legal successor of VimpelCom-R. In connection with the merger, the shareholders of VimpelCom-R (other than VimpelCom) will convert their shares of VimpelCom-R into newly-issued common registered shares of VimpelCom, VimpelCom-R will cease to exist and VimpelCom will become the legal successor to VimpelCom-R. For a description of the basis and procedure of the Merger, please see Attachment 1 hereto.

Redemption Right: In accordance with Russian law, if Item 1 is approved by our shareholders and you either (i) did not submit your ballot to participate in the Meeting, (ii) participated in the Meeting but abstained from voting on this Item 1, or (iii) voted against this Item 1, you will be entitled to demand that we redeem all or part of your shares of voting stock or ADSs, subject to certain limitations imposed on us under Russian law. Please refer to Attachment 3 for a description of your redemption rights.

Shareholder Approval Required: This Item 1 requires the approval of shareholders owning at least 75% of the voting shares represented at the Meeting.



Item 2. Approval of statutory merger (including related Merger Agreement between VimpelCom and VimpelCom-R) as an interested party transaction.

Text of the Proposed Decision: "Contingent upon approval of all items on the agenda, to approve the statutory merger of VimpelCom-R into VimpelCom, including the related Merger Agreement between VimpelCom and VimpelCom-R, as an interested party transaction with a value equal to the market value of the assets of VimpelCom-R determined in the report of the appraiser LLC "Economiko-pravovaya Expertiza" dated August 28, 2003.

Explanatory Information:

Purpose of the Transaction: As described in Item 1 of the agenda, VimpelCom will be reorganized through the Merger of VimpelCom-R into VimpelCom, with VimpelCom being the surviving entity. In connection with the Merger, VimpelCom and

VimpelCom-R are required to enter into the Merger Agreement, pursuant to which the parties set forth the general terms and procedure for the Merger, the terms of the share conversion and other material terms. The Merger Agreement is attached hereto as Attachment 2.

"Interested Party Transaction": Russian law requires that "interested party transactions" having a value in excess of 2% of the book value of our assets, calculated according to Russian accounting standards, be approved by a simple majority of votes of all disinterested shareholders. The Merger Agreement qualifies as an "interested party transaction" under Russian law with respect to each of Telenor East Invest AS ("Telenor") and Eco Telecom Limited ("Eco Telecom"), and both Telenor and Eco Telecom are not eligible to vote on this issue.

Shareholder Approval Required: This Item 2 requires the approval of more than 50% of the votes of all disinterested shareholders. For purposes of this decision, shareholders that are considered to be "interested" under Russian law are not eligible to vote on this issue.



Item 3. Approval of increase of the charter capital of VimpelCom through the placement of additional common registered shares by way of conversion of common registered shares and convertible type A registered preferred shares of VimpelCom-R into common registered shares of VimpelCom.

Text of the Proposed Decision: "Contingent upon approval of all items on the agenda, to approve the increase of the charter capital of VimpelCom through the placement of ten million nine hundred forty-eight thousand eight hundred twenty-one (10,948,821) additional common registered shares placed by way of conversion of common registered shares and convertible type A registered preferred shares of VimpelCom-R into common registered shares of VimpelCom at the following conversion ratio: each common registered share and each convertible type A registered preferred share of VimpelCom-R shall be converted into 2,199 newly issued common registered shares of VimpelCom."

Explanatory Information:

Conversion: In connection with the Merger, shareholders of VimpelCom-R (other than VimpelCom) shall receive newly-issued common registered shares of VimpelCom as a result of the conversion of shares of VimpelCom-R owned by such shareholders as of the date of the closing of the Merger. Accordingly, each issued and outstanding common registered share and each convertible type A registered preferred share of VimpelCom-R, other than the shares of VimpelCom-R owned by VimpelCom and redeemed shares, if any, shall be converted into two thousand one hundred and ninety-nine (2,199) newly-issued common registered shares of VimpelCom, with the nominal value of 0.005 (five thousandth) rubles each. For more information on the conversion of shares in connection with the Merger, please see Attachment 1 hereto.

Shareholder Approval Required: This Item 3 requires the approval of shareholders owning more than 50% of the voting shares represented at the Meeting.



Item 4. Approval of conversion of 3,320 registered shares of VimpelCom-R owned by Eco Telecom Limited into 7,300,680 common registered shares of VimpelCom as an interested party transaction.

Text of the Proposed Decision: "Contingent upon approval of all items on the agenda, to approve the conversion of two thousand nine hundred and twenty-six (2,926) common registered shares and three hundred ninety-four (394) convertible type A registered preferred shares of VimpelCom-R owned by Eco Telecom Limited into seven million three hundred thousand six hundred and eighty (7,300,680) newly-issued common registered shares of VimpelCom as an interested party transaction with a value equal to the market value of the above-indicated common registered shares of VimpelCom determined in the report of the appraiser LLC "Economiko-pravovaya Expertiza" dated August 28, 2003.

Explanatory Information:

Conversion: In connection with the Merger, two thousand nine hundred and twenty-six (2,926) common registered shares and three hundred ninety-four (394) convertible type A registered preferred shares of VimpelCom-R owned by Eco Telecom will be converted into seven million three hundred thousand six hundred and eighty (7,300,680) newly-issued common registered shares of VimpelCom issued in accordance with Item 3 on the Agenda.

"Interested Party Transaction": Russian law requires that "interested party transactions" having a value in excess of 2% of the book value of our assets, calculated according to Russian accounting standards, be approved by a simple majority of votes of all disinterested shareholders. The conversion of Eco Telecom's shares in VimpelCom-R into shares of VimpelCom qualifies as an "interested party transaction" under Russian law and Eco Telecom is not eligible to vote on this issue.

Shareholder Approval Required: This Item 4 requires the approval of more than 50% of the votes of all disinterested shareholders. For purposes of this decision, shareholders that are considered to be "interested" under Russian law are not eligible to vote on this issue.


Item 5. Approval of conversion of 1,659 registered shares of VimpelCom-R owned by Telenor East Invest AS into 3,648,141 common registered shares of VimpelCom as an interested party transaction.

Text of the Proposed Decision: "Contingent upon approval of all items on the agenda, to approve the conversion of one thousand four hundred sixty-two (1,462) common registered shares and one hundred ninety-seven (197) convertible type A registered preferred shares of VimpelCom-R owned by Telenor East Invest AS into three million six hundred forty-eight thousand one hundred forty-one (3,648,141) newly-issued common registered shares of VimpelCom as an interested party transaction with a value equal to the market value of the above-indicated common registered shares of VimpelCom determined in the report of the appraiser LLC "Economiko-pravovaya Expertiza" dated August 28, 2003.

Explanatory Information:

Conversion: In connection with the Merger, one thousand four hundred sixty-two (1,462) common registered shares and one hundred ninety-seven (197) convertible type A registered preferred shares of VimpelCom-R owned by Telenor will be converted into three million six hundred forty-eight thousand one hundred forty-one (3,648,141) newly-issued common registered shares of VimpelCom issued in accordance with Item 3 on the agenda.

"Interested Party Transaction": Russian law requires that "interested party transactions" having a value in excess of 2% of the book value of our assets, calculated according to Russian accounting standards, be approved by a simple majority of votes of all disinterested shareholders. The conversion of Telenor's shares in VimpelCom-R into shares of VimpelCom qualifies as an "interested party transaction" under Russian law and Telenor is not eligible to vote on this issue.

Shareholder Approval Required: This Item 5 requires the approval of more than 50% of the votes of all disinterested shareholders. For purposes of this decision, shareholders that are considered to be "interested" under Russian law are not eligible to vote on this issue.

                               * * * * * * * * * *

     As noted above, the Board recommends that the shareholders vote in favor of all of the items on the Agenda.

     Please complete the enclosed original ballot as follows:

1. With respect to all items, place any sign (cross, circle) in the corresponding box of the enclosed ballot. In order for items to be approved, the specified percentage of votes of holders represented and eligible to vote is required. Accordingly, an abstention by a shareholder which submits its ballot is equivalent to a vote against such item.

2.   Your ballot must be signed by you as a shareholder of VimpelCom.

3. Either (a) bring your ballot to the EGM on October 24, 2003 or (b) return your ballot, by registered mail or in person, to the offices of the CEO and General Director of VimpelCom, located at 10, building 14, Ulitsa 8 Marta, Moscow 127083, Russia, Monday through Friday, from 9:30 a.m. until 6:00 p.m. (Moscow time), no later than October 21, 2003. If you attend in person or hold a power of attorney or proxy for other Shareholders, please bring identification with you to the EGM, as well as documentation prepared in accordance with Russian law which confirms your authority to vote on behalf of other Shareholders.

     Holders of ADSs should return their ballots to The Bank of New York in accordance with its instructions so that ballots are received by The Bank of New York no later than 10:00 a.m.(New York time) on October 17, 2003.

Notice of the results of the Meeting shall be sent to the shareholders in accordance with our Charter and Russian law.


This Notice is being sent by order of the Board.


/s/ Jo Lunder
--------------------------------
Jo Lunder
CEO and General Director

                                                                    ATTACHMENT 1



                    DESCRIPTION OF THE BASIS AND PROCEDURE OF
                      MERGER OF VIMPELCOM-R INTO VIMPELCOM

Basis: VimpelCom-R was established in August 1999 to develop our regional GSM license portfolio. On July 27, 2001 and further on May 15, 2002, VimpelCom's minority shareholders approved a series of agreements between Alfa Group, Telenor, VimpelCom and VimpelCom-R, providing for over US$337 million of direct equity investment into VimpelCom-R, with Alfa Group investing more than US$117 million and Telenor more than US$58 million. These investments enabled us to significantly accelerate the development of the regions while limiting the downside risk to VimpelCom's shareholders.

Today, the risk profile in the regions is much improved. Since the beginning of 2002, VimpelCom-R's subscriber base has grown from approximately 117,100 to approximately 3.7 million subscribers as of August 28, 2003 and our overall market share in Russia has increased from 25% to 30% as of June 30, 2003. In addition, VimpelCom-R's net operating revenues have grown from US$20.8 million for the first half of 2002 to US$156.9 million for the first half of 2003 and VimpelCom-R is now making a positive contribution to our net income. Upon consummation of the merger, VimpelCom will benefit from 100% of the contribution from VimpelCom-R, which is growing faster than our Moscow operations and will be a key factor in future revenue and earnings growth for our consolidated company.

The original VimpelCom-R shareholders agreement, signed by VimpelCom, Eco Telecom, Telenor and VimpelCom-R on May 30, 2001, and amended on May 15, 2002, envisaged that a merger process for VimpelCom and VimpelCom-R would automatically be triggered by December 2007 if certain operating parameters and other conditions were met. It also provided for an acceleration of the merger process upon the agreement of the VimpelCom-R shareholders. VimpelCom believes that it will achieve further significant growth in the regions over the medium term. While the existing VimpelCom-R structure has served the group well over the past two years, VimpelCom now believes that there are significant advantages and benefits to be gained from simplifying the group's overall corporate structure and at the same time offering all of our shareholders full exposure to the growth potential in the regions.

Procedure: VimpelCom shall be reorganized on the day on which an entry is made into the State Register regarding the termination of activities of VimpelCom-R (the "Merger Date"). As of the Merger Date, VimpelCom-R shall cease to exist as a legal entity and VimpelCom shall be the legal successor to all rights and obligations of VimpelCom-R.

Conversion of shares of VimpelCom-R into newly-issued common registered shares of VimpelCom shall be effected on the Merger Date based on the data contained in the share register of VimpelCom-R as of such date. In order to consummate the Merger, VimpelCom shall issue an additional ten million nine hundred forty-eight thousand eight hundred twenty-one (10,948,821) common registered shares which shall be placed by means of conversion of the common registered shares and convertible type A registered preferred shares of VimpelCom-R into newly-issued common registered shares of VimpelCom. The shareholders of VimpelCom-R (other than VimpelCom) shall receive two thousand one hundred and ninety-nine (2,199) newly-issued common registered shares of VimpelCom in exchange for each registered common and preferred share of VimpelCom-R. VimpelCom as a shareholder of VimpelCom-R shall not receive any additional common registered shares of VimpelCom. In addition to the conclusion of the Russian licensed appraiser, LLC "Economiko-pravovaya Expertiza", the Board of Directors has received an opinion from UBS Limited, the Company's financial advisor, on the fairness of the financial terms of the proposed transactions, which opinion is based upon and subject to a number of assumptions, limitations and qualifications as stated in the opinion (including, among others, that the opinion relies on the financial projections for VimpelCom and VimpelCom-R without assuming any responsibility for the accuracy of such projections). The opinion of UBS Limited is addressed to and only for the benefit of the VimpelCom Board, is not a recommendation to any shareholders as to how such shareholder should vote on the proposed transaction and may not be relied upon by any shareholder or any other person.

Shareholders of VimpelCom-R which receive newly-issued common registered shares of VimpelCom as a result of such conversion shall have all rights and bear all obligations of the shareholders of VimpelCom set forth in the applicable laws of the Russian Federation and the Charter of VimpelCom.

Shareholders of VimpelCom will not have to take any action with respect to their shares of VimpelCom.

For more details, please see the Merger Agreement attached hereto as Attachment
2.

Legal Consequences: As a result of the Merger, on the Merger Date, VimpelCom will become the legal successor of VimpelCom-R and all rights and obligations of VimpelCom-R shall be transferred to VimpelCom in accordance with the procedure and upon the terms and conditions set forth in the Merger Agreement and pursuant to the applicable laws of the Russian Federation.

Conditions Precedent to Merger: As indicated in the Merger Agreement attached hereto as Attachment 2, there are a number of conditions precedent to the Merger, including the following:

     o   Shareholder approval of VimpelCom and VimpelCom-R is required.

     o The re-assignment of all licenses and frequencies from VimpelCom-R to VimpelCom. VimpelCom has entered into a Services Agreement with Eco Telecom Limited and its affiliate (which agreement was approved as an interested party transaction by the Board of VimpelCom in accordance with its Charter and Russian law) in order to obtain assistance in re-assigning the licenses and frequencies of VimpelCom-R to VimpelCom because under current Russian law, this does not occur entirely automatically by virtue of the Merger. According to the terms of the Merger Agreement, if the substantive licenses and frequencies are not transferred or issued to VimpelCom, the Merger will not be consummated.

     o Approval of the Russian Ministry for Anti-Monopoly Policy of the Russian Federation.

     o Compliance with the Russian law requirement to provide notice to all creditors of VimpelCom and VimpelCom-R informing them of their right to terminate their agreements with VimpelCom and VimpelCom-R and demand immediate performance and/or compensation of damages. (Such notices must also be provided in connection with any reduction of capital, including the reduction of capital due to the cancellation of redeemed shares (see Attachment 3) which will require a separate notice to creditors.) Creditors have thirty (30) days from the date of such notice in which to exercise this right. The definition of "creditor" under Russian law is construed very broadly. Accordingly, there is a risk that VimpelCom or VimpelCom-R may be required to repay certain outstanding indebtedness or terminate existing contractual arrangements.

     o Compliance with the Russian law requirement that Shareholders who vote against or abstain from voting on Item 1 of the Agenda of the EGM (approval of the Merger and related Merger Agreement) have the right to redeem their shares of VimpelCom (see Attachment 3).



                                      1-2



                                                                                                               ATTACHMENT 2



---------------------------------------------------------------- ---------------------------------------------------------
                            APPROVED                                                     APPROVED

                General Shareholders Meeting of                              General Shareholders Meeting of
       Open Joint Stock Company "Vimpel-Communications"                Open Joint Stock Company "VimpelNom-Region"

              Protocol No. __ dated _________2003                          Protocol No. __ dated _________2003

                 -----------------------------                                -----------------------------
                Chairman of the General Meeting                              Chairman of the General Meeting
---------------------------------------------------------------- ---------------------------------------------------------





                                                          MERGER AGREEMENT



                                                              BETWEEN

                                                      OPEN JOINT STOCK COMPANY

                                                      "VIMPEL-COMMUNICATIONS"

                                                               AND

                                                       OPEN JOINT STOCK COMPANY

                                                         "VIMPELCOM-REGION"












                                                       __________, 2003

                                                            MOSCOW

                                TABLE OF CONTENTS


1.   SUBJECT OF THE AGREEMENT................................................2-1

2.   GENERAL TERMS...........................................................2-1

3.   MERGER PROCEDURE........................................................2-1

4.   JOINT GENERAL SHAREHOLDERS MEETING......................................2-4

5.   GENERAL TERMS OF CONVERSION.............................................2-5

6.   SHARE CONVERSION........................................................2-6

7.   SUCCESSION..............................................................2-6

8.   VALIDITY OF THE AGREEMENT...............................................2-7

9.   FORCE MAJEURE...........................................................2-7

10.  DISPUTE RESOLUTION......................................................2-8

11.  MISCELLANEOUS...........................................................2-8

12.  SIGNATURES AND DETAILS OF THE PARTIES...................................2-8

This  Merger  Agreement  (the  "Agreement"  or  "Merger   Agreement")  is  dated
__________, 2003 and is made by and between

(1) Open Joint Stock Company "Vimpel-Communications" (TIN 7713076301, No. 1027700166636 pursuant to the Unified State Register of Legal Entities), represented by its Chief Executive Officer and General Director __________, acting on the basis of its charter and decision of the General Shareholders Meeting, Protocol No. ___ dated __________, 2003 (the "Surviving Company"), and

(2)  Open  Joint  Stock  Company   "VimpelCom-Region"   (TIN   7718142364,   No.
1027739296243 pursuant to the Unified State Register of Legal Entities), represented by its General Director ____________, acting on the basis of its charter and decision of the General Shareholders Meeting, Protocol No. ___ dated __________, 2003 (the "Target Company") (the Surviving Company and Target Company are collectively referred to as the "Parties").

WHEREAS, the Parties conduct similar businesses in the area of cellular communications services;

WHEREAS, the Surviving Company's operations are based in the city of Moscow and the Moscow region;

WHEREAS, the Target Company's operations are based in the regions of the Russian Federation other than the city of Moscow and the Moscow region;

WHEREAS, in view of the similarity of the charter objectives and types of activities of the Parties, and the synergies to be obtained in combining their operations which are focused on different geographic regions, including the more efficient use of the Parties' assets, the Parties wish to combine and expand their businesses through the combination of their assets within a single legal entity.

It is hereby agreed as follows:

1.       Subject of the Agreement

1.1 The Parties hereby agree to effect a reorganization in the form of a merger of the Target Company into the Surviving Company (the "Merger") as a result of which the Surviving Company will become the legal successor of the Target Company and all rights and obligations of the Target Company shall transfer to the Surviving Company in accordance with the procedure and upon the terms set forth herein and pursuant to the applicable laws of the Russian Federation.

2.       General Terms

2.1 In furtherance of this Agreement, the parties agree to undertake all actions and steps required to effect the Merger in accordance with this Agreement, the applicable laws of the Russian Federation and the foundation documents of the Parties and with the same purpose shall ensure efficient cooperation between the officers, employees, external advisors and other persons authorized by the Parties in connection with the Merger.

2.2 The Surviving Company shall coordinate the Merger procedure and shall render necessary assistance to the Target Company, including in connection with making an entry into the Unified State Register of Legal Entities ("State Register") regarding the termination of activities of the Target Company. The Surviving Company shall provide for registration of necessary amendments to the Charter of the Surviving Company to reflect the Merger in accordance with the applicable laws of the Russian Federation and this Agreement.

2.3 Each of the Parties shall bear its own costs in connection with the performance of its obligations hereunder.

3.       Merger Procedure

3.1 The Surviving Company shall be reorganized on the day on which an entry is made into the State Register regarding the termination of activities of the Target Company (the "Merger Date"). As of the Merger Date, the Target Company shall cease to exist as a legal entity.

3.2 The stages and steps to effect the Merger to be taken by the Surviving Company shall include, without limitation, the following, the first two of which (as provided in clauses 3.2.1 and 3.2.2 hereof) have been completed as of the date hereof:

3.2.1 Adoption by the Board of Directors of the Surviving Company of the decisions required to effect the Merger, including, but not limited to:

3.2.1.1 Decisions on matters related to the convocation, preparation and conducting of the extraordinary general shareholders meeting of the Surviving Company ("Surviving Company EGM"), including provision of information to shareholders of the Surviving Company about their right to demand redemption by the Surviving Company of their shares, the price and procedure for such redemption, and inclusion into the agenda of the Surviving Company EGM of the matters required to make decisions on the Merger, approval of the Merger Agreement, increase of the Charter Capital of the Surviving Company by means of placement of additional issuance (issuances) of common registered shares, and adoption of any other decisions required to effect the Merger.

3.2.1.2 Decision on approval of the market values of common registered and convertible type A preferred shares of the Surviving Company on the basis of a report of the independent appraiser for the purposes of determining the prices for redemption of common registered shares and convertible type A preferred shares of the shareholders of the Surviving Company which voted against the Merger or did not participate in the vote on such matter at the Surviving Company EGM and which sent a written notice of such redemption to the Surviving Company within the time period and in accordance with the procedure established by the applicable laws of the Russian Federation.

3.2.1.3 Decision on the granting of powers to the General Director of the Surviving Company and/or to the person duly authorized by the General Director to vote the shares of the Target Company owned by the Surviving Company on matters required to effect the Merger at the Target Company EGM (as defined in clause 3.3.1 hereof).

3.2.2 Approval at the Surviving Company EGM of the decisions required to effect the Merger, including, but not limited to, the following decisions:

3.2.2.1 On the reorganization of the Surviving Company through the merger of the Target Company into the Surviving Company and on the approval of the Merger Agreement between the Surviving Company and the Target Company.

3.2.2.2 On the approval of the Merger (and the related Merger Agreement between the Surviving Company and the Target Company) as an interested party transaction.

3.2.2.3 On the approval of the conversion of common registered shares and convertible type A registered preferred shares of the Target Company owned by Eco Telecom Limited into common registered shares of the Surviving Company as an interested party transaction.

3.2.2.4 On the approval of the conversion of common registered shares and convertible type A registered preferred shares of the Target Company owned by Telenor East Invest AS into common registered shares of the Surviving Company as an interested party transaction.

3.2.2.5 On the increase of the Charter Capital of the Surviving Company through the placement of additional common registered shares placed through conversion of common registered shares and convertible type A registered preferred shares of the Target Company into such newly-issued common registered shares of the Surviving Company.

3.2.3 Execution of this Merger Agreement and execution of the transfer act, which constitutes an integral part of this Merger Agreement and a copy of which is attached hereto as Exhibit No. 1 (the "Transfer Act").

3.2.4 Notification of the creditors of the Surviving Company of the decision on the Merger within the time period and in accordance with the procedure established by the applicable laws of the Russian Federation.

3.2.5 Redemption by the Surviving Company of the shares of shareholders which voted against the Merger or did not participate in the vote on this matter at the Surviving Company EGM and which sent a written request to effect such redemption to the Surviving Company within the time period and in accordance with the procedure established by the applicable laws of the Russian Federation and cancellation of such shares to be effected as promptly as possible under the applicable laws of the Russian Federation.

3.2.6 Approval by the Board of Directors of the Surviving Company of the decision on the additional issuance (issuances) of common registered shares and, if required, a securities prospectus and the filing of all documents with the Federal Commission for the Securities Market of the



                                       2-2

         Russian   Federation  (the  "FCSM")   necessary  to  effect  the  state
         registration of such additional issuance (issuances).

3.2.7 State registration of the additional issuance (issuances) of common registered shares of the Surviving Company by the FCSM.

3.2.8 Obtaining approval of the Ministry of the Russian Federation for Antimonopoly Policy and Support of Entrepreneurship (the "MAP") of the Merger pursuant to the applicable laws of the Russian Federation.

3.2.9 Conducting a Joint General Shareholders Meeting of the Surviving Company and the Target Company (the "JGSM") in accordance with the procedure and within the time period set forth herein.

3.2.10 Making an entry into the State Register on the termination of activities of the Target Company, conversion of common registered shares and convertible type A registered preferred shares of the Target Company into additional common registered shares of the Surviving
         Company pursuant to the terms set forth in this Agreement and the documents referred to herein and the state registration of amendments to the Charter of the Surviving Company approved by the JGSM in accordance with the applicable laws of the Russian Federation and this Agreement concerning the decrease of the Charter Capital in connection with the cancellation of shares redeemed by the Surviving Company under clause 3.2.5 hereof and concerning the succession of the Surviving Company to the rights and obligations of the Target Company and any other amendments necessary to effect the Merger.

3.2.11 Approval by the Board of Directors of the Surviving Company of a report on the results of the additional issuance (issuances) of common shares and filing of such report (reports) with the FCSM for state registration.

3.2.12 State registration by the FCSM of the report on the results of the additional issuance (issuances) of common shares.

3.2.13 State registration of amendments to the Charter of the Surviving Company in accordance with the applicable laws of the Russian Federation and this Agreement concerning the increase of the Charter Capital.

3.3 The stages and steps to effect the Merger to be taken by the Target Company shall include, without limitation, the following steps, the first two of which (as provided in clauses 3.3.1 and 3.3.2 hereof) have been completed as of the date hereof:

3.3.1 Adoption by the General Director of the Target Company of a decision to convene an extraordinary general meeting of shareholders of the Target Company ("Target Company EGM") and inclusion into the agenda of the Target Company EGM of the matters required to make decisions to effect the Merger, approval of the Merger Agreement, approval of the Transfer Act, and other decisions required to effect the Merger; adoption of all decisions on matters related to the preparation for and conducting of the Target Company EGM, including provision of information to shareholders of the Target Company about their right to demand redemption by the Target Company of their shares, the price and procedure for such redemption.

3.3.2 Approval at the Target Company EGM of the decisions required to effect the Merger, including, but not limited to, the following decisions:

3.3.2.1 On the reorganization of the Target Company through the Merger of the Target Company into the Surviving Company and on the approval of the Merger Agreement between the Surviving Company and the Target Company.

3.3.2.2 On the approval of the Merger (and the related Merger Agreement between the Target Company and the Surviving Company) as a major transaction.

3.3.2.3 On approval of the market values of common registered shares and convertible type A registered preferred shares of the Target Company on the basis of a report of the independent appraiser for the purposes of determining the prices for redemption of common registered shares and convertible type A registered preferred shares of the shareholders of the Target Company which voted against the Merger or against approval of the Merger Agreement between the Target Company and Surviving Company as a major transaction or did not participate in the vote on at least one of such matters at the Target Company EGM and which sent a written notice of such redemption to the Target Company within the time period and in accordance with the procedure established by the applicable laws of the Russian Federation.

                                       2-3

3.3.2.4  On approval of the Transfer Act.

3.3.3    Execution of this Merger Agreement and execution of the Transfer Act.

3.3.4 Notification of the creditors of the Target Company of the decision on the Merger within the time period and in accordance with the procedure established by the applicable laws of the Russian Federation.

3.3.5 Redemption by the Target Company of the shares of shareholders which voted against the Merger or against approval of this Agreement as a major transaction or did not participate in the vote on at least one of such matters at the Target Company EGM and which sent a written request to effect such redemption to the Target Company within the time period and in accordance with the procedure established by the applicable laws of the Russian Federation and the cancellation of such shares to be effected as promptly as possible under the applicable laws of the Russian Federation.

3.3.6 Obtaining approval of MAP of the Merger pursuant to the applicable laws of the Russian Federation.

3.3.7 Conducting the JGSM in accordance with the procedure and within the time period set forth herein.

3.3.8    Making  an  entry  into  the  State  Register  on  the  termination  of activities of the Target Company and the conversion of common registered shares and convertible type A registered preferred shares of the Target Company into additional common registered shares of the Surviving Company pursuant to the terms set forth in this Agreement and the documents referred to herein.

4.       Joint General Shareholders Meeting

4.1 The Parties shall convene, on the basis of the decision of the Board of Directors of the Surviving Company adopted with the consent of the General Director of the Target Company, and shall conduct the JGSM in accordance with the procedure set forth by the Charter of the Surviving Company and the applicable laws of the Russian Federation for the convocation and conducting of extraordinary general shareholders meetings, provided that the Target Company EGM authorizes the General Director of the Target Company to convene the JGSM together with the Board of Directors of the Surviving Company based on the procedure set forth by the Charter of the Surviving Company. The agenda of the JGSM and other matters relating to the convocation of the JGSM as required by the Charter of the Surviving Company shall be determined by such decision of the Board of Directors of the Surviving Company, and shall include but not be limited to, the following decisions:

4.1.1 to decrease the Charter Capital of the Surviving Company in connection with the redemption of shares by the Surviving Company;

4.1.2 to make the following amendments to the Charter of the Surviving Company (substantially in the form attached hereto as Exhibit 2):

4.1.2.1  relating  to the  decrease  of the  Charter  Capital  of the  Surviving
         Company;

4.1.2.2 relating to the succession by the Surviving Company to the rights and obligations of the Target Company; and

4.1.2.3  other amendments required to effect the Merger.

4.2 The lists of persons entitled to participate in the JGSM shall be prepared on the basis of the data in the share register of the Surviving Company and the share register of the Target Company. The date of preparation of the list of persons entitled to participate in the JGSM shall not be earlier than the date of the decision to convene the JGSM. Such date shall be at least 45 (forty-five) and no more than 50 (fifty) days prior to the date of the JGSM.

4.3 Shareholders of the Surviving Company shall be entitled to vote at the JGSM on all matters on the basis of the one share - one vote principle. For the avoidance of doubt, each common share of the Surviving Company shall have one vote at the JGSM and each convertible type A preferred share of the Surviving Company shall have one vote at the JGSM.

4.4 Shareholders of the Target Company shall have such number of votes at the JGSM which they would have at the general shareholders meeting of the Surviving Company after the Merger Date pursuant hereto. For the avoidance of doubt, each common registered share of the Target Company, except for shares owned by the Surviving Company (due to the fact that such shares are not converted into the shares of the Surviving Company

                                       2-4
         and are canceled on the Merger Date, as set forth in clause 5.2 hereof) shall have two thousand one hundred and ninety-nine (2,199) votes at the JGSM and each convertible type A registered preferred share of the Target Company, except for shares owned by the Surviving Company (due to the fact that such shares are not converted into the shares of the Surviving Company and are canceled on the Merger Date, as set forth in clause 5.2 hereof) shall have two thousand one hundred and ninety-nine (2,199) votes at the JGSM.

4.5 In accordance with the provisions of clause 4.4 hereof the shares of the Target Company owned by the Surviving Company shall not have the right to vote at the JGSM. The shares of the Surviving Company and the shares of the Target Company in respect of which the shareholders of the Surviving Company and the Target Company exercised their redemption right pursuant to articles 75 and 76 of the Law On Joint Stock Companies and which were redeemed shall not have the right to vote at the JGSM.

4.6 The JGSM shall be valid (shall have quorum) if persons who own more than half of the aggregate votes under the shares of the Surviving Company (subject to provisions of clause 4.5 hereof) and persons who own more than half of the number of votes of the Target Company calculated pursuant to clause 4.4 hereof (subject to the provisions of clause 4.5 hereof) which grant their holders the right to vote at the JGSM, participate at the JGSM. JGSM decisions shall be taken if such decisions have been approved by a simple majority vote of shares of the Surviving Company that participate in the JGSM and if such decisions have been approved by a simple majority vote of shares of the Target Company that participate in the JGSM, except for decisions to amend the Charter of the Surviving Company which require the approval of a super majority of three-fourths of the votes of the shares of the Surviving Company that participate in the JGSM as well as approval of a super majority of three-fourths of the votes of the shares of the Target Company that participate in the JGSM.

5.       General Terms of Conversion

5.1 In order to consummate the Merger, the Surviving Company shall make an additional issuance (issuances) of ten million nine hundred forty-eight thousand eight hundred twenty-one (10,948,821) common registered shares placed by means of conversion of the common registered shares and convertible type A registered preferred shares of the Target Company into such newly-issued common registered shares, and the shareholders of the Target Company (other than the Surviving Company) shall receive such shares of the Surviving Company in accordance with the terms of
         Article 6 hereof. The Surviving Company as a shareholder of the Target Company shall not receive any additional common shares of the Surviving Company. In no instance shall the Target Company take any decision on the issuance (issuances) of common or preferred shares, bonds convertible into shares or other emissive securities convertible into shares prior to the Merger Date or termination of this Agreement in accordance with clauses 8.2 or 8.3 hereof.

5.2 Shares of the Target Company owned by the Surviving Company shall not be converted into the shares of the Surviving Company and shall be cancelled as of the Merger Date.

5.3 On the Merger Date, all outstanding shares of the Target Company shall be cancelled and each owner of such shares of the Target Company shall lose all rights to, and granted in connection with, the shares of the Target Company.

5.4 All shares of the Target Company redeemed pursuant to clause 3.3.5 hereof shall not be converted into common registered shares of the Surviving Company and shall be cancelled at redemption or on the Merger Date pursuant to the laws of the Russian Federation and this Agreement.

5.5 If after the execution of this Agreement, the procedure of certain steps to effect the Merger, including the procedure of conversion described herein, shall be subject to amendment or adjustment due to the requirements of the applicable laws of the Russian Federation or the authorized governmental bodies, the Parties hereby consent to such amendment or adjustment pursuant to such requirement, provided that such amendment or adjustment does not affect the share exchange ratio and shall be executed in the form of a written instrument signed by the General Directors of the Parties based upon the decisions of the Parties (evidenced by a decision of the Board of the Surviving Company adopted by a simple majority vote of the Board members participating in the meeting, and a unanimous decision of the shareholders of the Target Company).

5.6 Common registered shares of the Surviving Company, both existing common registered shares and common registered shares to be additionally issued into which the common registered shares and convertible type A registered preferred shares of the Target Company shall be converted, shall grant their holders the following rights as set forth in the Charter of the Surviving Company and the applicable laws of the Russian
         Federation:
                                       2-5

         |X| to transfer, sell, gift or bequeath his/her shares without the consent of the other shareholders;

         |X| to receive dividends in accordance with decisions of the Surviving Company and the provisions of the Charter of the Surviving Company;

         |X| to participate in the management of the activities of the Surviving Company in the manner and in the forms provided for by the Charter of the Surviving Company, including the right to be elected to the managerial bodies and the audit commission of the Surviving Company;

         |X| to receive information on the activity of the Surviving Company and to inspect the Surviving Company's books and other documentation in accordance with the procedure established by applicable law;

         |X| to receive copies of the minutes of the shareholders' general meeting;

         |X| in the event of liquidation of the Surviving Company, the holders of common shares shall have the right to receive a portion of the property (or the portion of the value of the property) of the Surviving Company in proportion to their shareholding in the Charter Capital of the Surviving Company remaining after the claims of all of the Surviving Company's creditors have been satisfied in accordance with the procedures set forth in the Charter of the Surviving Company and the legislation of the Russian Federation; and

         |X|  other  rights   provided  by   applicable   laws  of  the  Russian
              Federation.

6.       Share Conversion

6.1 Upon the Merger, each issued and outstanding common registered share of the Target Company, with the nominal value of twenty (20) rubles, other than the shares owned by the shareholders which are redeemed by the Target Company in accordance with Articles 75 and 76 of the Federal Law on Joint Stock Companies, and other than the shares owned by the Surviving Company, shall be converted into two thousand one hundred and ninety-nine (2199) common registered shares of the Surviving Company, with the nominal value of RUR 0.005 (five thousandth) each (i.e., the conversion coefficient shall be 1/2199 common registered shares of Target Company to one common registered share of Surviving Company of the new issuance). No fractional shares will appear as a result of the above conversion.

6.2 Upon the Merger, each issued and outstanding convertible type A registered preferred share of the Target Company, with the nominal value of twenty (20) rubles, other than the shares which are redeemed by the Target Company in accordance with Articles 75 and 76 of the Federal Law on Joint Stock Companies, and other than the shares owned by the Surviving Company, shall be converted into two thousand one hundred and ninety-nine (2199) common registered shares of the Surviving Company, with the nominal value of RUR 0.005 (five thousandth) each (i.e., the conversion coefficient shall be 1/2199 convertible A type preferred registered shares of Target Company to one common registered share of Surviving Company of the new issuance). No fractional shares will appear as a result of the above conversion.

6.3 Conversion of the shares of the Target Company into the shares of the Surviving Company shall be effected on the Merger Date based on the data contained in the share register of the Target Company on the Merger Date. The shareholders of the Target Company which receive the shares of the Surviving Company as a result of such conversion shall have all rights and bear all obligations of the shareholders of the Surviving Company set forth in the applicable laws of the Russian Federation and the Charter of the Surviving Company.

7.       Succession

7.1 As of the Merger Date, the Surviving Company shall be the legal successor of the Target Company for all its rights and obligations, whether or not the same are reflected in the Transfer Act, in accordance with the applicable laws of the Russian Federation, and shall receive all property and property rights of the Target Company.

7.2 If on the Merger Date any new property, rights or obligations arise as compared to the property, rights and obligations existing as of the moment the Transfer Act is approved by the Target Company, all such additional property, rights and obligations shall be deemed transferred to the Surviving Company on the Merger Date. If on the Merger Date there are any changes in the property, rights or obligations of the Target Company as compared to the property, rights and obligations reflected in the Transfer Act approved by the Target Company, such property, rights and obligations shall be transferred to the Surviving Company to the extent existing on the Merger Date.
                                       2-6

7.3 The Parties agree and acknowledge that the property, rights and obligations of the Parties may change between the date of this Agreement and the Merger Date due to:

7.3.1 satisfaction by the Parties of the demands to redeem shares as described in this Agreement;

7.3.2 satisfaction of creditors' demands regarding termination and/or acceleration of performance of the Parties' obligations in accordance with the applicable laws of the Russian Federation as described in this Agreement;

7.3.3 ordinary course of business of the Surviving Company and the Target Company; and

7.3.4 other changes in the composition of the transferred property, rights and/or obligations.

7.4 Upon the execution of this Agreement, the Parties shall proceed to prepare for the re-registration of the assets, licenses and consents of the Target Company in the name of the Surviving Company, the transfer of the Target Company staff, the deregistration of the Target Company with tax authorities, various funds, and the like and the transfer to the Surviving Company of all certificates, agreements and other documents evidencing the Target Company's ownership of property, and other documents evidencing the existence and scope of liability, debt and obligations of the Target Company, as well as the transfer of the archives.

7.5 The Parties shall use their best efforts to ensure re-issuance of licenses, permissions, frequency allocations, and any other authorizations required to transfer all primary activities of the Target Company as a cellular communications operator, to the extent such activities are conducted on the Merger Date, to the Surviving Company or to ensure that the Surviving Company shall obtain such new licenses, permissions, frequency allocations, and other authorizations on substantially the same terms.

7.6 Pursuant to applicable labor laws of the Russian Federation, on the Merger Date, employees of the Target Company shall be employed by the Surviving Company subject to their consent.

8.       Validity of the Agreement

8.1      This Agreement shall come into force as of its execution.

8.2      This Agreement shall terminate in the following cases:

8.2.1 MAP refuses to issue its consent to the Merger, unless the circumstances resulting in such refusal may be cured.

8.2.2 Bankruptcy proceedings are initiated against either Party prior to the Merger Date in the established manner.

8.2.3    As set forth in article 9 of this Agreement.

8.2.4 In other instances provided for in the applicable laws of the Russian Federation.

8.3 This Agreement may be terminated by agreement of the Parties pursuant to a decision of the Board of the Surviving Company adopted by a simple majority vote of Board members participating in the meeting, and a unanimous decision of the Shareholders of the Target Company in the following cases:

8.3.1    The Merger Date has not occurred by December 31, 2004.

8.3.2 In the event of the occurrence or discovery of circumstances which render it impossible or materially impede the achievement of the purposes of this Agreement as set forth in the preamble hereof, including any circumstances evidencing the impossibility of the transfer to the Surviving Company of all primary activities of the Target Company as a cellular communications operator within a reasonable period of time, and without substantial costs and substantial harm to the business of the Surviving Company and the Target Company, including any circumstances which render it impossible or materially impede the performance of provisions in clause 7.5 hereof.

9.       Force Majeure

9.1 In case of force majeure circumstances, namely, any circumstances precluding full or partial performance by either Party of the terms of this Agreement, including, but not limited to, Acts of God, war, military action, blockade, adoption of regulatory acts by governmental authorities, other action or of failure to act by governmental authorities, or other similar events beyond the Parties' reasonable control, the term of this Agreement shall be extended by the time of

                                       2-7
         duration of such circumstances. If such time period exceeds one year, the Parties shall be released from the obligations relating to the performance hereof unless the Parties agree (as evidenced by a decision of the Board of the Surviving Company adopted by a simple majority vote of the Board members participating in the meeting, and a unanimous decision of the shareholders of the Target Company) to a longer period.

9.2 The Party affected by force majeure circumstances shall give a relevant notice to the other Party within thirty (30) calendar days after the occurrence thereof.

9.3 If the affected Party fails to notify or does not notify in a timely manner the other Party of any force majeure circumstances, provided that the affected Party could reasonably give such notice, such Party shall not be entitled to refer to such force majeure circumstances in case of a default hereunder.

10.      Dispute Resolution

10.1 If the Parties fail to reach an agreement on any dispute through negotiations, such dispute shall be settled in court in accordance with the laws of the Russian Federation.

10.2 This Agreement shall be governed by and construed in accordance with the applicable laws of the Russian Federation.

11.      Miscellaneous

11.1 This Agreement is executed in __ (___________) counterparts, in Russian and in English, _________ for each of the Parties. In case of any discrepancies between the Russian and English versions hereof the Russian version of this Agreement shall prevail.

11.2 If by virtue of any applicable provisions of Russian laws or a court judgment or a decision adopted by a governmental authority (provided that such judgment or decision remains in force after it is appealed against in the manner established by the applicable laws of the Russian Federation), any of the provisions hereof or the actions taken by the Parties in furtherance thereof, are declared invalid, inconsistent with the laws of the Russian Federation or ineffective for any other legal reason, all the remaining provisions hereof and actions taken by the Parties in furtherance thereof shall not be affected thereby, and this Agreement shall remain in full force and effect with respect to the Parties on the terms provided for herein, without regard to any such invalid provision as if the same were not included herein, unless the invalidity of such provision or actions taken by the Parties in accordance therewith affects the validity of all other provisions and terms of this Agreement and renders the Merger impossible. The provisions of this clause 11.2 shall not apply if any of the provisions set forth in article 8 hereof, or any action of either Party or the Parties hereto taken in furtherance of any of the provisions set forth in article 8 hereof, is invalidated.

11.3 This Agreement shall be performed in such manner so as to observe the rights of shareholders of the Surviving Company and the Target Company granted to them in accordance with applicable laws, foundation documents and documents relating to registration of share issuances of the Surviving Company and the Target Company.

12.      Signatures and Details of the Parties:

Open Joint Stock Company
 "Vimpel Communications"

-----------------------------

[----------------------------]
 Chief Executive Officer and General Director
                                                            SEAL

Open Joint Stock Company
"VimpelCom-Region"
-----------------------------

[----------------------------]
 General Director                                           SEAL




                                      2-8

                                                                    ATTACHMENT 3


                   YOUR RIGHT TO REQUEST REDEMPTION OF SHARES

Under Russian law, you may have the right to request that we redeem all or part of your shares of VimpelCom's voting stock. Below is an explanation of how your redemption rights may arise.

1. What triggers your right to request redemption of shares of voting stock (or ADSs)?

Under Russian law, you will be entitled to demand redemption of all or part of your shares of the Company's voting stock if shareholders approve Item 1 (approval of reorganization of VimpelCom through statutory Merger of VimpelCom-R into VimpelCom) on the agenda of the Meeting.

If you own voting stock on the record date for the Meeting (i.e., September 8, 2003), you may exercise your right to demand redemption of all or part of your shares if you:

    o  do not submit your ballot to participate in the Meeting;
    o  participate in the Meeting but abstain from voting on Item 1; or
    o  vote against Item 1 on the Agenda.

If you own shares of voting stock as of September 8, 2003 and then transfer all or part of your shares after the Meeting but prior to the date of any redemption by us, then the shares that you transfer cannot be redeemed.

2.   At what price will we redeem shares of common stock?

We will redeem shares of voting stock in rubles (based upon the exchange rate of the Central Bank of the Russian Federation on the day prior to the date of payment) at a price of US$62.05 per share (equal to US$46.54 per ADS), less any withholding tax as required by Russian law. This redemption price equals the weighted average closing price of our shares, as traded in ADS form, on the New York Stock Exchange, during the 30 consecutive trading days preceding the date our Board of Directors approved the Merger and the submission of these issues to our shareholders (July 17, 2003 through August 27, 2003). Russian law requires our Board of Directors to include the redemption price in this notice and provides that our Board of Directors should not consider the transactions on the agenda for the Meeting when making its price determination of the redemption price.

As required by Russian law, an independent Russian licensed  appraiser,  Limited
Liability   Company   "Economiko-pravovaya   Expertiza",   determined  that  the
redemption price indicated above was equal to the market value of the shares.

3.   How many shares can we redeem?

Russian law provides that we may not pay an amount in excess of 10% of our net assets to redeem shares of voting stock. In accordance with Russian law, the book value of our net assets will be calculated on the date of the Meeting in accordance with Russian accounting principles. As of July 31, 2003, 10% of our net assets (based on our July 31, 2003 internal financial statements prepared in accordance with Russian accounting principles) is approximately 1.62 billion rubles which, based on the prevailing ruble/dollar exchange rate set by the Central Bank of the Russian Federation, is approximately US$53.6 million.
Accordingly, if the Meeting were held today, Russian law would allow us to redeem only approximately 860,000 shares of voting stock (equal to approximately
1.15 million ADSs) at the full redemption price.

If we receive requests to redeem more shares than we are permitted to redeem due to the above indicated restriction, Russian law requires us to redeem shares on a pro rata basis. In this case, we will not redeem fractional shares.

In accordance with Russian law, any shares that are redeemed by us shall be cancelled.

4.   What is the procedure for redeeming shares of voting stock?

If you have the right to demand redemption, you may exercise your right by sending written notice within 45 calendar days of the Meeting (provided that such notice is received by us no later than December 8, 2003 which is 45 calendar days after the Meeting) to the CEO and General Director of VimpelCom, located at 10 Ulitsa 8 Marta, Building 14, Moscow 127083, Russia. Your notice to us should be sent by registered mail or by hand delivery and must include the following information:

     o   your name;
     o   your residence/location and your mailing address;
     o   the number of shares of voting stock requested to be redeemed; and
     o your ruble bank account information for payment for redeemed shares if you hold voting shares (and your dollar bank account information for payment if you hold ADSs).

If you own ADSs, you may exercise your right to demand redemption by sending written notice by 10:00 a.m. (New York time) on December 1, 2003 to The Bank of New York, Attn: Steven Gilbert and Dorothy Huttner, Reorg. Department, 101 Barclay Street, New York, NY 10286. We recommend that you send your notice to The Bank of New York by registered or certified mail. Your notice to The Bank of New York must include the information indicated above. In addition to sending written notice to The Bank of New York, if you exercise your right to demand redemption, you should make arrangements to return all or a portion of your ADSs to The Bank of New York, whether held in certificated form, book entry or through DTC. If you have any questions about this procedure, you should contact your broker or call Ludmila Leliavskaia at the ADR department at The Bank of New York at 1(212) 815-4493.

Upon receipt of notices from shareholders (and from The Bank of New York on behalf of holders of ADSs), we will inform you of the necessary steps to be taken in order to transfer your shares on the share register as required to effect the redemption.

5.   How are you paid for shares of voting stock which are redeemed?

In accordance with Russian law, we are required to purchase shares from shareholders who exercise their redemption rights within 30 days after the expiration of the 45-day exercise period (i.e., from December 8, 2003 through January 7, 2004). Under Russian law, we are not permitted to pay for redeemed shares in foreign currency (e.g., U.S. dollars). Accordingly, we will pay for redeemed shares in rubles based upon the exchange rate of the Central Bank of the Russian Federation on the date prior to the date of payment.

For ADS holders, The Bank of New York will endeavor to convert the ruble redemption payments and transfer the U.S. dollar equivalent to the relevant ADS holders.

6.   Is there any withholding or other tax on the redemption payment?

If you are a Russian legal entity, the redemption payment is not subject to Russian withholding tax and we will transfer to you the full redemption price of shares, however, profits tax will apply in this case.

If you are a Russian individual and a tax resident for Russian tax purposes, we will be required to withhold personal income tax at a rate of 13% on any capital gain derived by you. In calculating the capital gain subject to income tax withholding, we may decrease the amount of redemption proceeds by the amount of expenses actually incurred by you in purchasing the shares if you are able to provide us with the supporting documentation in a manner sufficient to the Russian tax authorities. You may also apply to the tax authorities for the recalculation of your tax liabilities (and potentially decrease them) with respect to the transaction through your submission of a tax declaration after the end of the year.

If you are a foreign (non-Russian) legal entity without a presence in Russia, we will transfer the full redemption price of shares and will not be required to withhold any tax there from.

IF YOU ARE A FOREIGN INDIVIDUAL WHO IS NOT RESIDENT FOR RUSSIAN TAX PURPOSES, we will withhold income tax at the rate of 30% of the entire redemption price without any deductions available. However, if the applicable double tax treaty provides for an exemption or a lower tax rate for this type of income, you must present us all of the required documentation for non-withholding of tax or withholding at a lower rate approved by Russian tax authorities. In this case, we will either withhold the tax from the capital gain derived by you at a lower rate or not withhold it at all. If income tax was withheld you may still have the right to apply to the Russian tax authorities for a tax refund.

IF YOU ARE A FOREIGN INDIVIDUAL RESIDENT FOR RUSSIAN TAX PURPOSES, you will need to present documents to us confirming that you are tax resident in Russia. Once we receive such documents, we may withhold personal income tax at the lower rate of 13% on any capital gain derived by you. In calculating the capital gain subject to income tax withholding, we may decrease the amount of redemption proceeds by the amount of expenses actually incurred by you in purchasing the shares if you are able to provide us with the supporting documentation in a manner satisfactory to the Russian tax authorities. You may also apply to the tax authorities for the recalculation of your tax liabilities (and potentially decrease such liabilities) with respect to the transaction through your submission of a tax declaration after the end of the year.



This is not intended to be tax advice and we strongly recommend that you consult your independent tax advisor for specific details regarding withholding or other tax on your redemption payment.


                                       3-2